[NEW DRAGON LETTERHEAD]


                                                                   June 30, 2006

Mr. Jonathan Duersch
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
150 F Street, N.E.
Washington D.C. 20549

                  Re: New Dragon Asia Corporation - Form 10-K for the Fiscal Year ended December 31, 2005

Dear Mr. Duersch:

            New Dragon Asia Corporation (the "Company") is in receipt of and has been working towards responding to Jill Davis' letter dated May 2, 2006 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff's comments in a timely manner, certain of the comments require expertise in evolving areas of accounting theory and practice. As a result, the Company has been working with its independent consultant who was engaged to assist with the Company's response to the Staff's comments. Due to the fact that the consultant is currently working on a response to the accounting issues raised by the Staff in its letter and on a conference call on June 13, 2006, the Company will not be able to respond to the Staff's comments by June 30, 2006 as originally requested in our May 31, 2006 letter.

            As you discussed with Matthew Kepke of Loeb & Loeb LLP today, we understand that the Staff may be willing to extend the time during which the Company must respond to the comments until July 15, 2006. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Staff.

            Please feel free to contact me at (86) 755 8831 2118 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

                                                     Sincerely,

                                                     /s/ Peter Mak
                                                     Peter Mak
                                                     Chief Financial Officer

cc:   Mitchell Nussbaum .
      Loeb & Loeb LLP